                                            Filed by Viant Corporation pursuant
                                            to Rule 425 under the Securities Act
                                            of 1933 and deemed filed pursuant to
                                            Rule 14a-12 under the Securities
                                            Exchange Act of 1934

                                            Subject Company: Viant Corporation
                                            Commission File No. 0-26303


On April 5, 2002, this press release was jointly issued by divine, inc. and Viant Corporation.


N E W S  R E L E A S E

[DIVINE LOGO]                                                     [NASDAQ LOGO]

divine                                                         Viant
Investors:                       Media Inquiries:              Media Inquiries:            Investors:
Brenda Lee Johnson               Susan Burke/Anne Schmitt      Carol Trager                Dwayne Nesmith
Direct: 773.394.6873             Direct: 773.394.6746/ 6827     Direct: 617.531.3784       Direct: 617.531.3700
brenda.johnson@divine.com        susan.burke@divine.com        ctrager@viant.com           dnesmith@viant.com
                                 anne.schmitt@divine.com

 FOR IMMEDIATE RELEASE

                DIVINE AND VIANT SIGN DEFINITIVE MERGER AGREEMENT

  COMBINED COMPANY TO HAVE EXPANDED GLOBAL 5000 CLIENT BASE, GEOGRAPHIC REACH,
               VERTICAL EXPERTISE AND STRONG FINANCIAL FOUNDATION

CHICAGO - APRIL 5, 2002 - divine, inc. (Nasdaq: DVIN), a leading provider of solutions for the extended enterprise, and Viant Corporation (Nasdaq: VIAN), a provider of digital business solutions, announced today that they have entered into a definitive agreement under which divine will acquire Viant in a stock-for-stock transaction. Under the terms of the agreement, approved by the Board of Directors of each company, divine will acquire all of the outstanding shares of Viant common stock for approximately 200 million shares of divine's Class A common stock. Viant stockholders will receive 3.977 shares of divine Class A common stock for each Viant share. In addition, the agreement contemplates the payment by Viant of a cash dividend of $24 million, in the aggregate, to the Viant stockholders prior to the consummation of the merger. The record date for such dividend has not yet been set. The deal will be subject to a number of closing conditions, including approval of divine's and Viant's stockholders.

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"Viant's expertise in deploying collaborative technology solutions that enable knowledge sharing with customers, partners and employees represents a perfect strategic fit with divine's solutions for the extended enterprise," said Andrew "Flip" Filipowski, chairman and chief executive officer of divine. "In addition, Viant provides divine with a significant new consulting presence in the Northeast, as well as great talent and a legacy of long-term client relationships."

divine provides integrated solutions combining software, professional services and managed services that help organizations drive profitability and competitive advantage by extending their core business systems, thus enabling collaboration, interaction, and information-sharing with their customers, partners and suppliers. Viant, a professional services firm, develops and implements digital business solutions to help clients utilize their assets for better business performance, applying expertise in key technologies and industry vertical depth in financial services, media and entertainment, and health care. The addition of Viant is expected to expand divine's client base, extend its geographic reach into the Northeast with offices in Boston and New York, enhance divine's presence in Los Angeles, and expand divine's services capabilities and market penetration in key vertical industries.

"We believe that today's announcement is great news for our clients, shareholders and employees," said Viant Chairman and CEO Bob Gett. "We see this combination with divine as providing even greater resources and enhancing the services and solutions we can deliver. In particular, we see great opportunities to leverage divine's international capabilities and product offerings to better serve our clients."

Added divine Chief Financial Officer Michael Cullinane: "Through this deal, divine is expanding our professional services organization with a deep talent pool, top-flight client base and complementary vertical expertise. In addition, this acquisition reinforces divine's strong financial position, and is consistent with our goal to achieve profitability by the fourth quarter of this year."

Filipowski and Gett will participate in a conference call for reporters and analysts at 1 p.m. CST today. To participate, call 888.834.5486. The pass code is "divine." The leader is Susan Burke.


About Viant Corporation

Viant, a professional services organization providing digital business solutions, applies industry insight and technology understanding to help clients leverage assets for better business performance. Founded in 1996, Viant employs professionals from the creative, technology and strategy disciplines and maintains a presence in Boston, Los Angeles, and New York. More information about Viant can be found at www.viant.com.

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About divine, inc.

divine, inc., is focused on extended enterprise solutions. Through professional services, software services and managed services, divine extends business systems beyond the edge of the enterprise throughout the entire value chain, including suppliers, partners and customers. divine offers single-point accountability for end-to-end solutions that enhance profitability through increased revenue, productivity, and customer loyalty. The company provides expertise in collaboration, interaction, and knowledge solutions that enlighten, empower and extend enterprise systems.

Founded in 1999, divine focuses on Global 5000 and high-growth middle market firms, government agencies, and educational institutions, and currently serves over 20,000 customers. For more information, visit divine's web site at www.divine.com.





                                      # # #





DIVINE INTENDS TO FILE A REGISTRATION STATEMENT ON FORM S-4 IN CONNECTION WITH THE PROPOSED TRANSACTION, AND DIVINE AND VIANT INTEND TO MAIL A JOINT PROXY STATEMENT/PROSPECTUS TO THEIR RESPECTIVE STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS FOR THE MERGER WHEN IT IS AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DIVINE, VIANT AND THE PROPOSED TRANSACTION. After they have been filed, you may obtain these documents free of charge at the website maintained by the SEC at http://www.sec.gov. In addition, you may obtain these documents and the SEC filings that are incorporated by reference into these documents free of charge by making your request to the respective contacts listed at the beginning of this news release.

divine, inc. and Viant Corporation, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of divine and Viant with respect to the transactions contemplated by the merger agreement. Information regarding divine's directors and executive officers is included in divine's proxy statement for its 2001 Annual Meeting, which was filed with the SEC on April 30, 2001, and divine's proxy statement/prospectus, which was filed with the SEC on September 17, 2001. Information regarding Viant's directors and executive officers is included in Viant's proxy statement for its 2001 Annual Meeting, which was filed with the SEC on April 27, 2001. More recent information regarding the directors and executive officers of divine and Viant and additional information regarding both companies and the interests of their directors and executive officers in the proposed transaction will be included and/or incorporated by reference in the joint proxy statement/prospectus regarding the proposed transaction to be filed with the SEC. Each of divine and Viant file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC's other public reference rooms located in New York and Chicago. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by divine and Viant with the SEC are also available for free at the SEC's web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from divine or Viant by making your request to the respective contacts listed at the beginning of this news release.



IMPORTANT NOTICE
The statements contained in this news release that are forward-looking are based on current expectations and projections about the Viant transaction, including the contributions Viant is expected to make to divine, as well as divine's future results, performance, prospects and opportunities. These forward-looking statements are based on information currently available to divine and are subject to a number of risks, uncertainties and other factors that could cause divine's actual results, performance, prospects or opportunities in 2002 and beyond to differ materially from these expressed in, or implied by, these forward-looking statements. The uncertainties and risks include, but are not limited to: failure of the proposed transaction to close; the risk that the Viant Corporation business and other acquired businesses will not be integrated successfully or that divine will incur unanticipated costs of integration; divine's ability to execute its integrated Web-based technology, professional services, and managed applications strategy; divine's ability to develop enterprise Web software and services; the uncertainty of customer demand for enterprise Web software and services; the combined companies' ability to develop new products and services and enhance and support existing products and services; the combined companies' ability to maintain Viant's vendor and strategic partner relationships and retain key employees; increasing competition from other providers of software solutions and professional services; divine's ability to satisfy the continued listing requirements of the Nasdaq National Market; fluctuations in the trading price and volume of divine's stock; and other unanticipated events and conditions. For a detailed discussion of these and other cautionary statements, please refer to the registration statement to be filed by divine with the SEC relating to this transaction. Further information about risks and uncertainties relating to the companies and their respective businesses can be found in their most recent respective Forms 10-K filed with the SEC. You should not place undue reliance on any forward-looking statements. Except as required by the federal securities laws, divine undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this news release.